Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ENMGF

Entourage Appoints Turner as a Director

Vancouver British Columbia, October 22, 2010: Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB: ENMGF) is pleased to announce that Mr. James A. Turner has been appointed a director of the Company. Mr. Turner is a Professional Geologist and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

As well, Mr. Michael Hart has resigned as a director of the Company to attend to personal matters.

On Behalf of the Board,

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368